

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Liyuan Woo
Chief Financial Officer
Beauty Health Co
2165 Spring Street
Long Beach, CA 90806

      Re: Form 10-K filed March 1, 2022
             File No. 001-39565

Dear Liyuan Woo :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services